Robovet Corporation

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1010 Robovet EagleBank Biz Checking-2099	105,907.00
Total Bank Accounts	**$105,907.00**
Other Current Assets	
1240 Other Receivables	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$105,907.00**
TOTAL ASSETS	**$105,907.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	12,448.50
Total Accounts Payable	**$12,448.50**
Total Current Liabilities	**$12,448.50**
Long-Term Liabilities	
2910 Loan from WMP	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$12,448.50**
Equity	
3020 Common Stock	174.00
3000 Founders contribution	20.00
Total 3020 Common Stock	**194.00**
3030 Additional Paid In Capital	
3033 APIC-SAFE	197,704.00
Total 3030 Additional Paid In Capital	**197,704.00**
3900 Retained Earnings	-24,247.91
Net Income	-80,191.59
Total Equity	**$93,458.50**
TOTAL LIABILITIES AND EQUITY	**$105,907.00**

Robovet Corporation

Profit and Loss
January - December 2020

	TOTAL
Income	
Total Income	
Cost of Goods Sold	
5000 Direct Costs	
5030 Consultant	8,000.00
5060 Licensing Fee	27,000.00
5410 Direct Travel	567.00
Total 5000 Direct Costs	**35,567.00**
Total Cost of Goods Sold	**$35,567.00**
GROSS PROFIT	**$ -35,567.00**
Expenses	
8000 G&A	
8040 Campaign Service Charges	14,445.29
8050 License & Permits	450.00
8100 Accounting	7,600.00
8110 Advertising and Promotion	9,798.50
8125 Dues and Subscriptions	280.00
8190 Facility Expense	
8191 Rent Expense	1,200.00
Total 8190 Facility Expense	**1,200.00**
8250 Legal Fees	810.00
8260 Professional Fees	9,969.00
8400 Software	71.80
Total 8000 G&A	**44,624.59**
Total Expenses	**$44,624.59**
NET OPERATING INCOME	**$ -80,191.59**
NET INCOME	**$ -80,191.59**